UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Dialogic Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

25250T100

(CUSIP Number)

October 1, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25250T100	13G	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FS Finans III A/S
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,002,169 shares of Common Stock(1)(3)
	6.	SHARED VOTING POWER 1,002,169 shares of Common Stock (2)(3)
	7.	SOLE DISPOSITIVE POWER 1,002,169 shares of Common Stock(1)(3)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,004,338(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%(4)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

In connection with a scheme of arrangement, on April 8, 2013, the Reporting Person acquired all of the shares of common stock, $0.001 par value (“Common Stock”), of the Issuer from ApS Kbus 17 nr. 2101, a Danish corporation (“Kbus”), as a set-off for a payment obligation under a loan agreement. The shares acquired from Kbus had been previously pledged to the Reporting Person as of October 1, 2010 pursuant a certain Pledge Agreement between the Reporting Person and Kbus, dated as of July 7, 2005 (as subsequently amended).

(2)

Pursuant to the terms of that certain Pledge Agreement between the Reporting Person and GW Invest ApS, a Danish corporation (“GW Invest”), dated as of July 7, 2005 (as subsequently amended), GW Invest as of October 1, 2010 pledged all of its shares of Common Stock of the Issuer to the Reporting Person. By reason of its position as pledgee under the Pledge Agreement with GW Invest, the Reporting Person was granted the right to receive dividends and the power vote the Common Stock pledged by GW Invest. The Registered Person, however, issued a power of attorney to GW Invest granting GW Invest the power to vote the Common Stock, which power of attorney may be revoked at any time upon written notice by the Registered Person.

(3)	The number of shares reflects a 5-for-1 reverse stock split of the Issuer’s issued and outstanding Common Stock, effective September 14, 2012.
(4)

This percentage is calculated based upon 15,874,315 shares outstanding on April 5, 2013, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 26, 2013.

CUSIP No. 25250T100	13G	Page 2 of 5 Pages

Item 1.

(a)	Name of Issuer

Dialogic Inc.

(b)	Address of Issuer’s Principal Executive Offices

1504 McCarthy Boulevard, Milpitas, California 95035

Item 2.

(a)	Name of Person Filing

FS Finans III A/S

(b)	Address of the Principal Office or, if none, residence

Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark

(c)	Citizenship

Denmark

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

(e)	CUSIP Number

25250T100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 25250T100	13G	Page 3 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,004,338

(b)	Percent of class: 12.6%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,002,169

	(ii)	Shared power to vote or to direct the vote 1,002,169

	(iii)	Sole power to dispose or to direct the disposition of 1,002,169

	(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

While the Pledge Agreement with GW Invest is in effect, all dividends on the shares of Common Stock pledged thereunder are solely for the benefit of the Reporting Person. Upon repayment of the loan and termination of the Pledge Agreement, all dividends on the shares of Common Stock pledged thereunder will benefit GW Invest.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 25250T100	13G	Page 4 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25250T100	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FS Finans III A/S

/s/ Lars Jensen
(Signature)

Lars Jensen, Group Managing Director
(Name and Title)

/s/ Peter Fløe
(Signature)

Peter Fløe, Vice President
(Name and Title)

July 31, 2013
(Date)